

Mail Stop 3233

October 11, 2017

Via facsimile
Eric Hession
Treasurer and Manager
Caesars Entertainment Resort Properties, LLC
One Caesars Palace Drive
Las Vegas, NV 89109

    Re: **Caesars Entertainment Resort Properties, LLC**
          Form 10-K for the Year Ended December 31, 2016
          Filed February 15, 2017
          File No. 333-199393

Dear Hession:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 1 – Organization and Basis of Presentation and Consolidation

Consolidation of Caesars Enterprise Services, LLC, page 38

1. It is not clear how you determined that you are no longer the primary beneficiary of Caesars Enterprise Services, LLC under ASU 2015-02. Please tell us what consideration you gave to the provisions of ASC 810-10-25-44 in making this determination. In your response, please clarify how you determined that power is not shared among the Members.

Note 8 – Accrued Restructuring and Support Expenses, page 49

2. We note that you have recorded a liability for PropCo's call right. Please tell us the authoritative accounting literature management relied upon to account for this call right.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities